UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Press Release

As previously disclosed on January 13, 2026, Currenc Group Inc., an exempted company incorporated and registered in the Cayman Islands (Nasdaq: CURR) (“Currenc” or the “Company”), received a letter (the “Nasdaq Annual Meeting Deficiency Letter”) from the Listing Qualifications Staff of Nasdaq on January 12, 2026, notifying the Company that since the Company has not yet held an annual meeting of shareholders within twelve (12) months of the end of the Company’s fiscal year end, it no longer complies with the Listing Rules for continued listing, in particular, Listing Rules 5620(a) and 5810(c)(2)(G), as well as IM-5620 which specifies the securities subject to the annual meeting requirement. On January 20, 2026, the Company issued a press release discussing the receipt of the Nasdaq Annual Meeting Deficiency Letter (the “Press Release”), and a copy of the Press Release is filed as Exhibit 99.1 to this Report on Form 6-K.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated January 20, 2026, titled “Currenc Group Receives Nasdaq Deficiency Notification Regarding Annual Meeting”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 21, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer